Exhibit 99.1

March 19, 2004

Not for release, publication or distribution in, or into, the United States,
Canada, Australia or Japan

EIRCOM PRICES AT €1.55 PER SHARE

  •
  Global Offer values eircom Group's ordinary shares at €1,147 million.

  •
  Conditional dealings expected to commence at 1.00pm today.

  •
  Admission and commencement of unconditional dealings expected 8.00am on 24 March 2004.

eircom Group plc ("eircom Group"), the principal provider of fixed-line telecommunications services in Ireland, today announces that an offer price of €1.55 per ordinary share has been set in respect of its initial public offering (the "Global Offer"). At the offer price, eircom Group's ordinary share capital is valued at approximately €1,147 million. The indicative price range was €1.48 to €1.75 per ordinary share.

466,939,864 shares are being made available under the Global Offer, comprising a primary offer of 138,709,677 new ordinary shares ("New Shares") to raise €215 million and a secondary offer of 328,230,187 existing ordinary shares ("Existing Shares"). eircom Group is also raising a further €85 million from the ESOT Ordinary Share Rights Issue (described below), taking the overall gross proceeds for eircom Group to €300 million. In addition, over-allotment arrangements representing 10% of the Global Offer and ESOT Ordinary Share Rights Issue—or 52,177,857 ordinary shares—have been entered into on behalf of the underwriters of the Global Offer with certain existing shareholders.

Dr. Philip Nolan, Chief Executive Officer of eircom Group, said:

"We are pleased that the offer has been well received in difficult market conditions. eircom, Ireland's leading telecoms provider, is once again to be listed as a publicly-traded company and investors have recognised the strengths and potential of the business. We believe we are well-placed to continue building on our performance to create further value for shareholders and customers."

New investors who acquire shares in the Global Offer will own approximately 70.2% of eircom Group's issued ordinary share capital, assuming the over-allotment arrangements are exercised in full.

Simultaneously with the Global Offer and effective upon admission of eircom Group's ordinary shares to the Official List of the Irish Stock Exchange and the Official List of the UK Listing Authority ("Admission"), the trustee of the eircom Employee Share Ownership Trust (the "ESOT") will subscribe for new ordinary shares at the offer price. This issue (the "ESOT Ordinary Share Rights Issue") will raise approximately €85 million of the overall €300 million gross proceeds for eircom Group.

Following completion of the Global Offer and assuming no exercise of the over-allotment arrangements, entities affiliated to funds managed by affiliates of Providence Equity Partners Inc. and Soros Private Equity Partners Limited will hold 4.87% and 1.96%, respectively, (not including shares expected to be purchased by other funds or accounts managed by affiliates of Mr. George Soros) of eircom Group's ordinary shares, and The Goldman Sachs Group, Inc. will hold 0.16% of the ordinary shares. If the maximum number of over-allotment shares are acquired pursuant to the over-allotment arrangements, these holdings will decrease to nil.

Conditional dealings are expected to commence at 1.00pm today. Admission and commencement of unconditional dealings on the main market of the Irish Stock Exchange and the London Stock

Exchange are expected to take place at 8.00am on 24 March 2004. The ordinary shares will be listed on the London Stock Exchange under the symbol EIR and on the Irish Stock Exchange under the symbol ERU.

eircom Group expects to receive net proceeds of approximately €253 million after deduction of estimated underwriting commissions, directors and officers' liability insurance, capital duty, professional fees and other transaction costs of approximately €47 million payable by eircom Group in connection with the Global Offer and the ESOT Ordinary Share Rights Issue. None of the net proceeds from the sale of the Existing Shares in the Global Offer or from any acquisition of shares pursuant to the over-allotment arrangements will be received by eircom Group.

Citigroup, Deutsche Bank, Goldman Sachs International and Morgan Stanley have been appointed as Joint Bookrunners to the Global Offer, with Goldman Sachs International and Morgan Stanley also acting as Joint Sponsors.

BNP Paribas, Davy, Goodbody Stockbrokers, Merrill Lynch International and Merrion Stockbrokers are acting as Co-Lead Managers in connection with the Global Offer.

ABN AMRO Rothschild and Merrion Capital are acting as Joint Financial Advisors to the ESOT in connection with the Global Offer.

For further information please contact:

Ireland	UK
Majella Fitzpatrick, PR Manager eircom Tel: +353 87 2572 572	Rory Godson, Powerscourt Tel: +44 (0) 207 236 5615 Mobile: +44 (0) 7909 926 020
Gerry O'Sullivan, Q4PR Tel: +353 87 2597 644	Anthony Carlisle, Citigate Dewe Rogerson Tel: +44 (0) 207 638 9571 Mobile: +44 (0) 7973 611 888

For further information about the ESOT please contact Paul Keary, Financial Dynamics +353 1 663 3633 (tel), + 353 87 8297 120 (mobile).

The contents of this announcement, which have been prepared by and are the sole responsibility of eircom Group, have been approved by Goldman Sachs International of Peterborough Court, 133 Fleet Street, London EC4A 2BB and Morgan Stanley & Co. International Limited of 25 Cabot Square, Canary Wharf, London E14 4QA solely for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000.

BNP Paribas, Citigroup Global Markets U.K. Equity Limited, Deutsche Bank AG London, Goldman Sachs International, Goodbody Stockbrokers, Davy, Merrill Lynch International, Merrion Stockbrokers Limited, Morgan Stanley & Co. International Limited and Morgan Stanley Securities Limited are acting for eircom Group in connection with the Global Offer and the New Shares being offered by it and no one else in connection with the Global Offer, and will not be responsible to anyone other than eircom Group for providing the protections afforded to their respective clients or for providing any advice in relation to the Global Offer.

ABN AMRO Rothschild and Merrion Capital are acting for the ESOT in connection with the Global Offer and no one else in connection with the Global Offer, and will not be responsible to anyone other than the ESOT for providing the protections afforded to its clients or for providing any advice in relation to the Global Offer.

This announcement does not contain or constitute an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States would be by means of a prospectus that could be obtained from the issuer or the selling security holders and that would contain detailed information about the issuer and management, as well as financial statements. However, no public offering of securities in the United States is currently contemplated, and eircom Group does not intend to register any portion of this offering in the United States.

This announcement and the information contained herein are not for publication, distribution or release in, or into, the United States, Canada, Australia or Japan.

The contents of this announcement include statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "may", "will", or "should", and include statements made concerning the intended results of eircom Group's strategy. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. eircom Group actual results may differ materially from those predicted by the forward-looking statements. eircom Group undertakes no obligation to publicly update or revise forward-looking statements, except as may be required by law.

Listing Particulars with detailed information about eircom Group, its historical financial results, its prospects and possible risks relating to an investment in the ordinary shares are being prepared in connection with Admission and are being made available to investors.

Stabilisation/FSA.